Exhibit 2

TRANSACTIONS

The following table sets forth all transactions effected in the last sixty days by or on behalf of the Reporting Persons in respect of the Units, inclusive of any transactions effected through 4:00 p.m., New York City time, on July 21, 2021. All such transactions were purchases of Units effected in the open market and the table includes commissions paid in per unit prices.

	Purchaser
Date of Transaction	Sherwood Entity	Number of Units	Share Price	TYPE
07/19/2021	MRMP-Managers LLC	96,900.00	30.01	Puts Assigned
07/15/2021	MRMP-Managers LLC	53,100.00	30.01	Puts Assigned
06/21/2021	MRMP-Managers LLC	150,000.00	30.01	Puts Assigned
07/19/2021	ZS Fund FBO NLS	50,000.00	30.01	Puts Assigned